14049693

SEC Mail Processing Section

FEB 28 2014

Washington DC 404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George McKelvey Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Washington Blvd
(No. and Street)

Sea Girt (City) NJ (State) 08750 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Robert McKelvey~~ (732)449-5323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

278 Route 34 (Address) Matawan (City) NJ (State) 07747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

90 4/3

4/4/14

OATH OR AFFIRMATION

I, Robert McKelvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George McKelvey Company, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J McKelvey
Signature

President
Title

Douglas T Albin
Notary Public

DOUGLAS T. ALBIN
Commission # 2425643
Notary Public, State of New Jersey
My Commission Expires
September 28, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets

Cash	$ 64,207
Receivable from clearing organization	7,716
Receivables from investment advisory fees	323,118
Temporary investments	45,214
Securities pledged under subordination agreement	300,000
Furniture and equipment, at cost, less accumulated depreciation of $180,438	6,012
Other assets	78,933
	$ 825,200

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilities	124,007
	124,007
Commitments, contingencies and guarantees	
Subordinated borrowings	300,000
Stockholders' equity:	
Common stock, $.10 par value, authorized 2,500 shares, issued 100 shares	25,000
Paid-in capital	48,167
Retained earnings	328,026
Total stockholders' equity	401,193
	$ 825,200

The accompanying notes are an integral part of these financial statements.